Underwriter Acceleration Request

December 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Priscilla Dao

Re:	Versus Systems Inc. (the “Company”) Registration Statement on Form F-1, as amended (“Registration Statement”) (File No. 333-261423)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), D.A. Davidson & Co., as representative of the underwriters, hereby joins in the Company’s request for acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Standard Time, on Thursday, December 16, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that we, acting as representatives of the several underwriters, distributed as many copies of the Preliminary Prospectuses, dated December 9, 2021 through the date hereof, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned, as representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters have complied with and will continue to comply with, and they have been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced offering.

Sincerely,

D.A. Davidson & Co.
H.C. Wainwright & Co., LLC

By:	D.A. Davidson & Co.

By:	/s/ Joe Schemmelpfennig
Name:	Joe Schemmelpfennig
Title:	Managing Director